OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Calavo Growers, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

128246 10 5

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 128246 10 5

1.	Name of Reporting Person: Lecil E. Cole		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions): N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,367,726

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,367,726

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,367,726

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 10.65%

12.	Type of Reporting Person (See Instructions): IN

2 of 5

13G

Item 1.
	(a)	Name of Issuer:
Calavo Growers, Inc., a California corporation
	(b)	Address of Issuer's Principal Executive Offices:
2530 Red Hill Avenue, Santa Ana, California 92705-5542

Item 2.
	(a)	Name of Person Filing:
Lecil E. Cole
	(b)	Address of Principal Business Office or, if none, Residence:
2530 Red Hill Avenue, Santa Ana, California 92705-5542
	(c)	Citizenship:
United States citizen
	(d)	Title of Class of Securities:
The class of securities to which this Schedule 13G relates is common stock, par value $.001
	(e)	CUSIP Number:
128246 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This statement is filed by an individual pursuant to Rule 13d-2(b).

3 of 5

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
As of December 31, 2002, Mr. Cole beneficially owned 1,367,726 shares of common stock.
(b) Percent of class:
10.65%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
1,367,726
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
1,367,726
(iv) Shared power to dispose or to direct the disposition of:
0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

4 of 5

Item 10.	Certification.
	(a)	Not applicable.
	(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

By:	/s/ Lecil E. Cole
Name:	Lecil E. Cole
Title:

5 of 5